UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2022

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414

Montreal, QC H4C 2Z6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 16, 2022, Siyata Mobile Inc., a British Columbia (Canada) company, that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems, issued a press release announcing that Bell Mobility Inc., a leading wireless operator in Canada with more than 10 million subscribers and a division of Bell Canada, will launch Siyata's rugged SD7 device onto their network in the fourth quarter 2022.

The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 16, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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